                       [CASTLE & COOKE, INC.]



                                                                    NEWS RELEASE
                                                           Contact: Dean Estrada
                                                                  (310) 209-3804



  CASTLE & COOKE, INC. ANNNOUNCES EXTENSION OF FLEXI-VAN LEASING, INC. PROPOSAL


     LOS ANGELES, California, May 15, 2000 -- Castle & Cooke, Inc. (NYSE: CCS) today announced that Flexi-Van Leasing, Inc. has extended the time period from Monday, May 15, 2000, to Friday, May 19, 2000, for Castle & Cooke, Inc. to consider the previously announced proposal of Flexi-Van Leasing, Inc., a corporation wholly owned by David H. Murdock.

     The proposal contemplates the acquisition by Flexi-Van Leasing, Inc. of all of the outstanding shares of common stock of Castle & Cooke, Inc. not currently owned by Flexi-Van Leasing, Inc. or its affiliates for $17.00 per share, all cash. A Special Committee of independent Directors of Castle & Cooke, Inc. has been considering the proposal since it was announced on March 29, 2000 and has engaged Gibson, Dunn & Crutcher, as legal counsel, and Bear Stearns & Co. Inc., as financial advisor, in connection with the proposal.

     The per share consideration offered by the proposal places the total enterprise value, which includes the assumption of debt, of Castle & Cooke, Inc. at approximately $565 million. In addition, the proposal contemplates the negotiation and execution of a binding agreement, which would contain customary terms and conditions for transactions of this type. With the extension, Flexi-Van Leasing, Inc. has reserved the right to terminate the proposal if a definitive agreement has not been executed by May 19, 2000.

     Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.



                                       ###